SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

503459604
(CUSIP Number)

July 23, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 503459604		13G/A	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,699,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,699,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2%
12	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 503459604		13G/A	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,699,067
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,699,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,699,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2%
12	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 503459604		13G/A	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 42,840
	6	SHARED VOTING POWER 1,699,067
	7	SOLE DISPOSITIVE POWER 42,840
	8	SHARED DISPOSITIVE POWER 1,699,067
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,741,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.4%
12	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer: La Jolla Pharmaceutical Company, a California corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 4660 La Jolla Village Drive, Suite 1070, San Diego, CA 92122

Item 2(a).
Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management. Tang Capital Partners, Tang Capital Management and Kevin C. Tang shall hereinafter be referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship: Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 503459604

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 1,699,067 shares of the Issuer’s Common Stock, which is comprised of: 1,699,067 shares of the Issuer’s Common Stock and 3,577.314 shares of the Company’s Series C-12 Convertible Preferred Stock, par value $0.0001 per share (the “Series C-12 Preferred”).

Tang Capital Partners shares voting and dispositive power over such shares and preferred stock with Tang Capital Management and Kevin C. Tang.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock and preferred stock beneficially owned by Tang Capital Partners.

Page 5 of 8 Pages

Kevin C. Tang.  Kevin C. Tang, as manager of Tang Capital Management, may be deemed to beneficially own 1,741,907 shares of the Issuer’s Common Stock, comprising:

The shares of the Issuer’s Common Stock and preferred stock beneficially owned by Tang Capital Partners; and

42,840 shares of the Issuer’s Common Stock and 157.01 shares of the Company’s Series C-12 Preferred, which Mr. Tang has sole voting and dispositive power.

Currently, the Series C-12 Preferred can only be converted into Common Stock to the extent that, after such conversion, the holder would beneficially own no more than 9.999% of the Issuer’s Common Stock. As such, none of the Series C-12 Preferred described above is currently convertible into the Issuer’s Common Stock.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

(b)	Percent of Class:

	Tang Capital Partners	11.2%
	Tang Capital Management	11.2%
	Kevin C. Tang	11.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	42,840 shares

(ii)	shared power to vote or to direct the vote:

	Tang Capital Partners	1,699,067 shares
	Tang Capital Management	1,699,067 shares
	Kevin C. Tang	1,699,067 shares

(iii)	sole power to dispose or to direct the disposition of:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	42,840 shares

(iv)	shared power to dispose or to direct the disposition of:

	Tang Capital Partners	1,699,067 shares
	Tang Capital Management	1,699,067 shares
	Kevin C. Tang	1,699,067 shares

Page 6 of 8 Pages

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 29, 2014

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages